SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC VOTING MAP

Items on the agenda of the Ordinary General Meeting held on

June 8, 2026

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
Extraordinary General Meeting
1¹	Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments of cross-references.	APPROVALS	438,762,275	137,565,702	84.9%	99.4%	58.0%
		REJECTIONS	-	13,052	0.0%	0.0%	0.0%
		ABSTENTIONS	-	462,824	0.1%	0.0%	0.2%

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2²	Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes.	APPROVALS	438,762,275	135,316,734	84.6%	99.4%	57.1%
		REJECTIONS	-	2,259,800	0.3%	0.0%	1.0%
		ABSTENTIONS	-	465,044	0.1%	0.0%	0.2%

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3	Due to the changes resolved in the items above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable.	APPROVALS	441,490,301	152,872,135	87.6%	100.0%	64.5%
		REJECTIONS	10	19,904	0.0%	0.0%	0.0%
		ABSTENTIONS	100,157	252,942	0.1%	0.0%	0.1%
4	Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda of the Management Proposal is approved, authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM of 29 April 2026.	APPROVALS	441,490,202	152,863,684	87.6%	100.0%	64.5%
		REJECTIONS	109	46,540	0.0%	0.0%	0.0%
		ABSTENTIONS	100,157	234,759	0.0%	0.0%	0.1%
5	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	APPROVALS	2,727,917	3,536,119	0.9%	0.6%	1.5%
		REJECTIONS	120	10,100,936	1.5%	0.0%	4.3%
		ABSTENTIONS	100,157	16,451,496	2.4%	0.0%	6.9%

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6	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	APPROVALS	441,483,130	135,939,794	85.1%	100.0%	57.3%
		REJECTIONS	7,110	16,236,345	2.4%	0.0%	6.8%
		ABSTENTIONS	100,228	968,844	0.2%	0.0%	0.4%
7	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	APPROVALS	2,720,956	11,215,694	1.7%	0.6%	3.2%
		REJECTIONS	7,009	17,734,401	2.2%	0.0%	5.1%
		ABSTENTIONS	100,228	1,138,958	0.2%	0.0%	0.3%

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8	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	APPROVALS	2,728,006	421,734	0.4%	0.6%	0.1%
		REJECTIONS	-	300	0.0%	0.0%	0.0%
		ABSTENTIONS	100,187	14,681,371	1.9%	0.0%	4.2%
10	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	8,547	-	0.0%	0.0%	0.0%
		REJECTIONS	2,718,881	-	0.3%	0.6%	0.0%
		ABSTENTIONS	100,558	-	0.0%	0.0%	0.0%
11	If it is found that neither the holders of voting shares nor the holders of non-voting preferred shares or those with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of the Brazilian Corporation Law, you wish that your vote be aggregated to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the same number of votes. the highest number of votes among all those who, appearing in this Ballot, run for election separately?	APPROVALS	2,727,577	-	0.4%	0.6%	0.0%
		REJECTIONS	359	-	0.0%	0.0%	0.0%
		ABSTENTIONS	100,257	-	0.0%	0.0%	0.0%

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12	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	-	11,004,910	1.6%	0.0%	4.6%
		REJECTIONS	-	1,085,733	0.2%	0.0%	0.5%
		ABSTENTIONS	-	16,547,143	2.4%	0.0%	7.0%
13	If it is found that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of Law No. 6,404, of 1976, you wish that your vote be aggregated to the votes of the shares with voting rights in order to elect the candidate to the board of directors with the highest number of votes among all those who, appearing on this remote ballot paper, run for election separately?	APPROVALS	-	26,731,239	3.9%	0.0%	11.3%
		REJECTIONS	-	923,761	0.1%	0.0%	0.4%
		ABSTENTIONS	-	2,431,719	0.4%	0.0%	1.0%

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14³	Replacement of effective and alternate members of the Company's Fiscal Council.	APPROVALS	438,762,275	129,887,310	83.8%	99.4%	54.8%
		REJECTIONS	-	7,712,198	1.1%	0.0%	3.3%
		ABSTENTIONS	-	442,068	0.1%	0.0%	0.2%

¹²³ As a result of adjustments to the proposals (a) to amend the Bylaws, in order to reflect the First Amendment to the Shareholders’ Agreement, and (b) regarding the candidates appointed by FIP for the replacement of members of the Fiscal Council, as set forth in the Notice to Shareholders released by the Company on June 8, 2026, remote voting instructions that had been previously submitted in relation to what was included in the Management Proposal released on April 28, 2026 were disregarded, corresponding to: (i) 2,828,193 common shares and 15,103,418 preferred shares in item 1; (ii) 2,828,193 common shares and 15,103,418 preferred shares in item 2; and (iii) 2,828,193 common shares and 15,103,418 preferred shares in item 14.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.